SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000
FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

May 3, 2019

VIA EDGAR TRANSMISSION

Re:	Avantor, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Submitted on February 8, 2019
CIK No. 0001722482

Tim Buchmiller

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Unless otherwise defined below, terms defined in Amendment No. 6 and used below shall have the meanings given to them in Amendment No. 6.

The Company has revised the Registration Statement to update the Company’s disclosure, to (i) include the number of shares of common stock being registered and offered, as well as a bona fide estimated price range for the common stock offering, (ii) include the number of shares of Mandatory Convertible Preferred Stock being registered and offered and (iii) make related updates throughout the Registration Statement, including revising the use of proceeds from the offerings of common stock and Mandatory Convertible Preferred Stock to specify that any remaining proceeds after the redemption of all outstanding shares of Existing Senior Preferred Stock will be used to repay indebtedness.

Securities and Exchange Commission	May 3, 2019

As indicated in Amendment No. 6, the Company is offering its shares of common stock to the public utilizing a price range of between $18.00 and $21.00 per share, after giving effect to the 5-for-1 stock split that the Company plans to effectuate prior to the consummation of this offering. On a pre-split basis, this would represent a price range of approximately $90.00 to $105.00 per share. This is the Company’s bona fide estimated price range, as required by Item 501(b) of Regulation S-K. Further to the Company’s response to comment 21 contained in the Company’s letter, dated March 15, 2019, in response to the Staff’s comment letter dated March 7, 2019, all stock option awards granted from and after the completion of the VWR Acquisition in November 2017 have an exercise price equal to $116.03 per share, which is higher than the estimated price range reflected above.

In addition, as previously indicated (i) in the Company’s letter, dated April 5, 2019, in response to the Staff’s comment letter dated March 28, 2019, in respect of comment 7 of such comment letter, the Company has included the information required by the last sentence of Regulation S-K Item 403(a) and (b) in the beneficial ownership table of the Company’s common stock and (ii) in the Company’s letter, dated April 25, 2019, in response to the Staff’s comment letter dated April 23, 2019, (A) in respect of comment 1 of such comment letter, the Company is registering and including a reasonable good faith estimate (based on the assumed initial public offering price of common stock being registered) of, the maximum number of shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock in accordance with the terms thereof and (B) in respect of comment 8 of such comment letter, the Company is registering and including a reasonable good faith estimate of, the number of shares of common stock that may be issued as dividends on the Mandatory Convertible Preferred Stock in accordance with the terms thereof.

To assist the Staff’s review of Amendment No. 6, we will send blacklined copies of Amendment No. 6 marked against Amendment No. 5, which was filed on April 30, 2019.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission

Kristin Lochhead

Brian Cascio

Avantor, Inc.

Justin M. Miller

Simpson Thacher & Bartlett LLP

Ryan Bekkerus

Ropes & Gray LLP

Patrick O’Brien

John Sorkin

Rachel Phillips